SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 12, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.
     Unless otherwise specified or unless the context otherwise requires, in this Report, references to “the Company,” “Navios Acquisition,” “we,” “our” and “us,” refer to Navios Maritime Acquisition Corporation and its subsidiaries. References to “Navios Partners” are to Navios Maritime Partners L.P. References to “Navios Holdings” are to Navios Maritime Holdings Inc.
     This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.
MARKET AND INDUSTRY DATA
     This Report includes estimates regarding market and industry data and forecasts, which are based on publicly available information, reports from government agencies, reports by market research firms, and our own estimates based on our management’s knowledge of and experience in the markets and businesses in which we operate. We believe these estimates to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this prospectus, and our estimates and beliefs based on such data, may not be reliable. Neither we nor the underwriters make any representations as to the accuracy of such industry and market data.

RISK FACTORS

The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Our Business

We have a limited combined operating history, and you will have a limited basis on which to evaluate our ability to achieve our business objectives. We may not operate profitably in the future.

We are a company with limited combined operating results to date Accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives. We completed our initial public offering on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by our stockholders on May 25, 2010, we completed the Product and Chemical Tanker Acquisition. Three of the 13 vessels were delivered in the second, third and fourth quarter of 2010, with the remaining vessels under the Acquisition Agreement scheduled to be delivered in the future. The vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the two vessels delivered in the second and third quarters of 2010 have only recently been chartered since their respective delivery. On September 10, 2010, we completed the VLCC Acquisition, with the six vessels already operating and with one of the seven vessels scheduled to be delivered in the future. On October 26, 2010, we entered into agreement to acquire two vessels scheduled for delivery in the fourth quarter of 2011. Our historical financial statements do not fully reflect the combined operating results of the acquisitions we have completed. Furthermore, the combined historical financial statements of the subsidiaries owning the seven VLCC vessels do not necessarily reflect the actual results of operations, financial position and cash flow that we would have had if we had operated those subsidiaries as part of our business during such periods or of our future results. Further, we can give no assurance that the results reflected in our pro forma financial information included in our filings will be achieved or reflect how our business would have performed in the periods covered or in the future. Accordingly, our historical financial statements and pro forma financial information may not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We cannot assure you that we will be able to implement our business strategy and thus we may not be profitable in the future.

Delays in deliveries of our newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Our newbuilding vessels, as well as any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	our inability to finance the purchase of the vessel.

If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no specific plans to further expand our fleet, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have a material adverse effect on our financial condition and results of operation.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We cannot assure you that we will maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.

If our vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. Our vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, our vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.

For example, in January 2009, one of the vessels we acquired, Shinyo Splendor, was scheduled for a special survey during which steel renewal work was to be undertaken at a Chinese state-owned shipyard. Due to a shortage of workers to service the vessel during the Chinese New Year period and inclement weather during repairs, the steel renewal work took longer than expected and the Shinyo Splendor was drydocked for more than the scheduled 30 days.

We are dependent on a subsidiary of Navios Holdings for the technical and commercial management of our fleet, which may create conflicts of interest.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to our Manager, a subsidiary of Navios Holdings, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers.

Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings or our Manager. These conflicts may arise in connection with the provision of chartering services to us for our fleet versus carriers managed by Navios Holdings’ subsidiaries or other companies affiliated with Navios Holdings.

We rely on our technical managers to provide essential services to our vessels and run the day-to-day operations of our vessels.

Pursuant to technical management agreements, which involve overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, our current technical managers provide services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical managers of the VLCC vessels, affiliates of the Seller of such vessels, are technical ship management companies that have provided technical management to the acquired VLCC vessels prior to the consummation of the VLCC Acquisition. These technical managers will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided directly by the Manager. However, in the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of these services by the current technical managers, and, subsequently, by the Manager. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Manager to garner the approvals necessary to become our technical manager for the VLCC vessels could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Risks Relating to Our Industry

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could materially adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies experienced a major economic slowdown with effects that are ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 655 in mid-November 2009, which represents a decline of approximately 72%. As of November 12, 2010, it stands at 803. The Baltic Clean Tanker Index has fallen from 1,509 in the early summer of 2008 to 457 in mid-November 2009, or approximately 70%. It has since rallied to 619 as of November 12, 2010. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5 million barrels per day in August 2010. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, product and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Our six on-the-water VLCC vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2025. The acquired newbuilding is expected to operate on a charter that expires during 2026. Although time charters generally provide reliable revenue, they will also limit the portion of our fleet available for spot market voyages. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Eight of the vessels we acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of the LR1 product tanker vessels and six of the VLCC vessels that we acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of the VLCC vessels may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.

Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive VLCC shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ the VLCC vessels in the highly competitive product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of VLCCs can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our Mortgaged Vessels. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

In addition, as vessels grow older, including the Collateral, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for the six on-the-water VLCC vessels expire during the period from and including 2014 through 2025 and the VLCC newbuilding is expected to operate under a charter agreement that expires in 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

The crude oil, product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.

The crude oil, product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.

The current global economic downturn may negatively impact our business.

In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	We may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	The market value of our vessels could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilities or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCC vessels.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and the technical managers are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

The loss of any of our customers, a customer’s failure to perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss of any of our vessels or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.

Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. We intend to purchase credit default insurance against our charterers; however, there can be no assurance that such insurance will be available at commercially reasonable rates or at all. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

In addition, the charterers of our VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for our VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We maintain insurance, consistent with industry standards, against these risks on our vessels and other business assets. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. Pursuant to such legislation, we would be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and at August 31, 2010 was in effect in 54 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

We operate a fleet of product and chemical tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (“CLC”) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker oil spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the CLC and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the May 2010 oil spill at an offshore oil drilling rig in the Gulf of Mexico.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels subject to specified limits and conditions. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the Protocol of 1996. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage may be subject to certain exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

In recent months, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In particular, the United States has enacted new legislation which imposed new sanctions that specifically restrict shipping refined petroleum into Iran (our tankers do not engage in the activities specifically identified by these sanctions). There has also been an increased focus on economic and trade sanctions enforcement that has led recently to a significant number of penalties being imposed against shipping companies.

We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, stowaways, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Damage and loss could arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Any of these circumstances or events could substantially increase our costs. For instance, if our vessels or vessels that we charter suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or dry-docked at the same time. The involvement of our vessels or vessels that we charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Beginning in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker that was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We or the charterer may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any of our vessels or vessels we charter, or an increase in cost, or unavailability of insurance for any of our vessels or vessels we charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

The United States and other parts of the world are exhibiting volatile economic trends. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty could hamper our ability to finance such acquisitions.

In addition, the economic slowdown in the Asia-Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the nine month period ended September 30, 2010, the value of the U.S. dollar increased by approximately 5.3% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Labor interruptions and problems could disrupt our business.

Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition.

The market value of our vessels that we have acquired or may acquire in the future may fluctuate, which could limit the amount of funds that we can borrow, cause us to fail to meet certain financial covenants in our credit facilities and adversely affect our ability to purchase new vessels and our operating results.

The market value of tankers has been volatile. Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing charter rates; the age of the vessel; and the need to upgrade secondhand vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. To the extent that we incur debt that is secured by any of our vessels, if the market value of such vessels declines, we may be required to prepay a portion of these secured borrowings.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth (effective after delivery of the vessels, but in no case later than 2013) and loan to value ratio covenants applicable after delivery of the vessels initially of 125% or lower. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

If for any reason we sell any of our vessels at a time when prices are depressed, we could incur a loss and our business, financial condition and results of operations could be adversely affected. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

Risks Relating to the VLCC Acquisition

The indemnity may be inadequate to cover any damages.

The Securities Purchase Agreement for the VLCC vessels has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we have done substantial due diligence with respect to the acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, as there are approximately 1,378,122 shares available in escrow, it may be difficult to enforce an arbitration award for any damages in excess of such amount.

A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.

DOSCO, a wholly-owned subsidiary of the Chinese state-owned COSCO, charters four of the seven VLCC vessels (including the newbuilding). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.

One of the vessels is subject to a mutual sale provision between the subsidiary that owns the vessel and the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenue.

Shinyo Ocean is subject to a mutual sale provision whereby we or the charterer can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement. If this provision is exercised, we may not be able to obtain a replacement vessel for the price at which the vessel is sold. In such a case, the size of our fleet would be reduced and we may experience a reduction in our future revenue.

The historical financial statements of the subsidiaries owning the seven VLCC vessels contained herein may not be indicative of the future operations or the post-closing financial position of such companies.

Our filings contain audited combined financial statements of the subsidiaries owning the seven VLCC vessels for the years ended December 31, 2007, 2008 and 2009 and the unaudited condensed combined financial statements of the subsidiaries owning the seven VLCC vessels for the six month periods ending June 30, 2010 and June 30, 2009. However, such financial statements may not be indicative of the future operations or post-closing financial position of such companies. Over the past three fiscal years, such companies have experienced substantial changes from year to year in revenue and operating income, having generated $65.4 million, $90.4 million and $65.7 million of revenue in 2007, 2008 and 2009, respectively, and operating income of $12.5 million, $51.2 million and $24.1 million, respectively, for the same periods. We believe the principal reasons for the substantial year to year changes were a reduction in the spot market rate for VLCC single voyage charters, which resulted in profit share for two vessels decreasing from $16.1 million in 2008 to zero in 2009 and the longer than expected drydocking of the Shinyo Splendor in 2009.

In addition, the Securities Purchase Agreement for the acquisition of the subsidiaries owning the seven VLCC vessels required the Seller to take a number of actions that will impact the post-closing financial statements. For example, net income for the six months ended June 30, 2010 decreased by $11.6 million from $14.3 million in the six month period ended June 30, 2009 to $2.7 million in the same period of 2010 and we believe that the main reason for the decrease in such net income was a substantial loss on the mark-to-market value of certain interest rate swap agreements. Such interest rate swap agreements were extinguished in connection with the closing of the acquisition. Accordingly, such interest rate swap agreements and other items, such as administrative expenses, will have either no impact or a different impact on operations for periods post-closing.

The Securities Purchase Agreement, among other things, (i) required that certain obligations, including obligations to affiliates, be extinguished at the expense of the Seller, (ii) required that, as noted above, interest rate swap instruments be terminated, and (iii) permitted distributions of cash to the Seller. In addition, as described elsewhere herein, certain of the loan agreements were paid off or restructured. Accordingly, the post-closing balance sheet of the subsidiaries owning the seven VLCC vessels differs significantly from the balance sheet included in the financial statements included in our filings for the subsidiaries owning the seven VLCC vessels.

Given the marked fluctuations in results of operations from year to year and the operational and balance sheet impact of the transactions contemplated by the Securities Purchase Agreement, there can be no assurance that the financial statements included in our filings are indicative of the financial condition or operations of the subsidiaries owning the seven VLCC vessels subsequent to the date of such financial statements and, in particular, for periods after the consummation of the acquisition.

Risks Relating to Our Relationship with Navios Holdings and Its Affiliates

Navios Holdings has limited recent experience in the crude oil, product and chemical tanker sectors.

Our Manager, a wholly-owned subsidiary of Navios Holdings, oversees the commercial, technical and administrative management of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry, which held approximately 62.1% of our shares of common stock as of November 12, 2010. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.

Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse affect on our operations. Further, there can be no assurance that Navios Holdings will continue to own over 50% of our shares of common stock, which could also have a material adverse affect on our business.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners and Navios Holdings may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.

Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively control a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 66.9% of our issued and outstanding shares of common stock (such percentage does not include warrant ownership), which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. The interests of Ms. Frangou and our officers and directors may be different from your interests. Furthermore, if Navios Holdings and

Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Risks Related to Our Common Stock and Capital Structure

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, and the guarantors are also formed in non-U.S. jurisdictions, which may negatively affect your ability to protect your interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Similarly, the guarantors were also formed in non-U.S. jurisdictions, including the Marshall Islands. Accordingly, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders of Navios Acquisition and its subsidiaries than your would in the case of a corporation incorporated in the State of Delaware or other United States jurisdictions.

We and our subsidiaries are incorporated in the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and certain of our and their officers and directors are non-U.S. residents. Although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management in the event you believe your rights have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We and our subsidiaries are organized under the laws of the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Piraeus, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such gross income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, (i) its gross U.S.-source shipping income that is “effectively connected income” will not be subject to tax on a net basis or a branch profits tax, and (ii) its gross U.S.-source shipping income that is not “effectively connected income” will not be subject to the 4% gross basis tax described below.

We expect that we and each of our vessel-owning subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our or their U.S.-source shipping income that is not effectively connected income, and any U.S.-source shipping income that is effectively connected income would be subject to tax on a net basis, as well as possible branch profits tax. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Accordingly, investors in our common stock may not be able to obtain all of the information of the type described above, and our stockholders may not be afforded the same protections or information generally available to investors holding shares in public companies in the United States.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors.

These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. investors in our common stock.

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents, other than rents that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We were a PFIC for the 2008 and 2009 taxable years, and until recently we expected to remain a PFIC for the 2010 taxable year. However, as a result of a number of our vessels being placed into service in the last several months and a corresponding decline in our cash balances, based upon our actual and projected income, assets and activities and an opinion of counsel (which is based on representations and projections provided by us to our counsel regarding our assets, income and charters and the validity of which is conditioned on the accuracy of such representations and projections), our conclusion regarding our PFIC status for the 2010 taxable year has changed. Accordingly, we should not be treated as a PFIC for United States federal income tax purposes for the 2010 taxable year and subsequent taxable years. Therefore, commencing in 2010, we intend to treat the gross income we derive or are deemed to derive (currently and in the future) from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate (currently and in the future) in connection with the production of that income (including contractual deposits for vessels to be delivered in the future) should not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Thus, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept the opinion of our counsel and our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in the 2010 taxable year or future taxable years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations. For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. investors in our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such U.S. investors), such U.S. investors would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the U.S. investor’s holding period for our common stock. In addition (i) any dividends received by a non-corporate U.S. investor in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if an individual U.S. investor who does not make either a QEF election or a mark-to-market election dies while owning our common stock, such investor’s successor generally would not be entitled to a step-up in tax basis with respect to such stock. If we are treated as a PFIC for the 2010 taxable year or any future taxable year during the holding period of a U.S. investor in our common stock, unless the U.S. investor makes a timely QEF election or a timely mark-to-market election for the first taxable year in which the U.S. investor holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. investor is treated as a direct or indirect U.S. investor in our common stock even if we are not a PFIC for such years. A U.S. investor in our common stock is encouraged to consult its tax adviser with respect to any available elections that may be applicable in such a situation. In addition, a U.S. investor in our common stock should consult its tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may choose to redeem our outstanding warrants included in the units sold in our initial public offering at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as part of our units sold in our initial public offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption; provided, however, a current registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.

Registration rights held by our initial stockholders and others may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares purchased prior to our initial public offering and the shares of common stock underlying their founding warrants at any time after they are released from escrow, which, except in limited circumstances, will not be before May 28, 2011, the first year anniversary of the consummation of our initial vessel acquisition. If such stockholders exercise their registration rights with respect to all of their shares, including share issued as a result of the completion of the warrant exercise program, there will be an additional 12,592,645 shares of common stock eligible for trading in the public market. In addition, Navios Holdings, is entitled to demand the registration of the securities underlying the 7,600,000 sponsor warrants, which have been exercised into 7,600,000 shares of common stock, at any time. In addition, a third party holder has registration rights with respect to 1,894,918 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 22,087,563 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on the NYSE in the future.

If the NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Risks Related to Our Indebtedness

We may not be able to access our debt financing, which may affect our ability to make payments with respect to our vessels.

Our ability to borrow amounts under our current and future credit facilities will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, including a minimum liquidity financial covenant, and to circumstances that may be beyond our control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as us. Prior to each drawdown, we will be required, among other things, to provide our lenders with satisfactory evidence that certain conditions precedent have been met. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under certain of our credit facilities without obtaining a waiver or consent from the respective lenders.

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments

We have substantial indebtedness, and we may also increase the amount of our indebtedness in the future. The terms of our credit facilities and other instruments and agreement governing our indebtedness do not prohibit us from doing so. Our substantial indebtedness could have important consequences for our stockholders.

Because of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our existing debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under the credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

As of November 12, 2010, we had fully financed the $1,131.7 million total acquisition price of our 15 product and chemical tankers and seven VLCC tankers with:

•	$883.6 million of debt;

•	$11.0 million (nominal value) by the issuance of Navios Acquisition common shares to the Seller in connection with the acquisition of VLCC tankers;

•	$5.4 million (nominal value) by the issuance of Navios Acquisition Series B Convertible Preferred Stock in connection with the acquisition of two new build LR1 product tankers scheduled to be delivered in the fourth quarter of 2011; and

•	$231.7 million in cash.

We are required to dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends.

If we are unable to service our debt, it could have a material adverse effect our financial condition and results of operations.

The agreements and instruments governing our indebtedness do or will contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect our stockholders.

The agreements and instruments governing our indebtedness impose certain operating and financial restrictions on us. Among other restrictions, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions in sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels; and

•	enter into certain transactions with our affiliates.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future credit agreement may include similar or more restrictive restrictions.

Our credit facilities contain requirements that the value of the collateral provided pursuant to the credit facilities must equal or exceed by a certain percentage the amount of outstanding borrowings under the credit facilities and that we maintain a minimum liquidity level. In addition, our credit facilities contain additional restrictive covenants, including a minimum net worth requirement and maximum total net liabilities over net assets. It is an event of default under our credit facilities if such covenants are not complied with or if Navios Holdings, Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and their affiliates cease to hold a minimum percentage of our issued stock. In addition, the indenture governing the notes also contains certain provisions obligating us in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to a mortgaged vessel, as defined in the indenture. Our ability to comply with the covenants and restrictions contained in our agreements and instruments governing our indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are unable to comply with these covenants and restricting, our indebtedness could be accelerated. If we are unable to repay indebtedness, our lenders could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our agreements and instruments governing our indebtedness. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

We and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our credit facilities and the indenture governing our notes do not prohibit us or our subsidiaries from doing so. If new indebtedness is added to our current indebtedness levels, the related risks that we now face would increase and we may not be able to meet all our indebtedness obligations.

Our ability to generate the significant amount of cash needed to service our other indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.

We will use cash to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional indebtedness as we expand our fleet, which could increase our ratio of indebtedness to equity. The need to service our indebtedness may limit funds available for other purposes and our inability to service indebtedness in the future could lead to acceleration of our indebtedness and foreclosure on our owned vessels.

Our credit facilities mature on various dates through 2020 and our notes mature on November 1, 2017. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. Our credit facilities, the indenture governing our notes, and any future indebtedness may, restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under our credit facilities (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

Most of our credit facilities require that we maintain loan to collateral value ratios in order to remain in compliance with the covenants set forth therein. If the value of such collateral falls below such required level, we would be required to either prepay the loans or post additional collateral to the extent necessary to bring the value of the collateral as compared to the aggregate principal amount of the loan back to the required level. We cannot assure you that we will have the cash on hand or the financing available to prepay the loans or have any unencumbered assets available to post as additional collateral. In such case, we would be in default under such credit facility and the collateral securing such facility would be subject to foreclosure by the applicable lenders.

Moreover, certain of our credit facilities are secured by vessels currently under construction pursuant to shipbuilding contracts. Because we rely on these facilities to finance the scheduled payments as they come due under the shipbuilding contracts, it is possible that any default under such a facility would result, in the absence of other available funds, in default by us under the associated shipbuilding contract. In such a case, our rights in the related newbuild would be subject to foreclosure by the applicable creditor. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

An increase or continuing volatility in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, earnings and cash flow.

Amounts borrowed under our term loan facilities fluctuate with changes in LIBOR. LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability, earnings and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness. Because the interest rates borne by our outstanding indebtedness may fluctuate with changes in LIBOR, if this volatility were to continue, it could affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that could constitute a change of control will constitute a default under our credit facilities. There are also change of control events that would constitute a default under the credit facilities that would not be a change of control under the indenture. In addition, our credit facilities prohibit the purchase of notes by us in the event of a change of control, unless and until such time as the indebtedness under our credit facilities is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under our credit facilities and any of our other indebtedness that contains similar provisions; or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under our credit facilities.

Our inability to repay the indebtedness under our credit facilities will constitute an event of default under the indenture governing the notes, which could have materially adverse consequences to us. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our credit facilities and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We may seek to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our credit facilities, the indenture or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY
          All the information and data presented in this section, including the analysis of the various sectors of the oil tanker shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Introduction
          The seaborne transportation industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.
          The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2009.
World Seaborne Trade: 2000 and 2009

	Trade-Million Tons		CAGR(1) %	% Total Trade
	2000	2009	2000-09	2000	2009
Liquid Cargo
Crude Oil	2,079	2,210	0.68	32.1	26.7
Refined Petroleum Products	602	847	3.87	9.3	10.2
Liquid Chemicals	128	211	5.68	2.0	2.5
Liquefied Gases	168	258	4.91	2.6	3.1

Total Liquid Cargo	2,977	3,526	1.48	46.0	42.5

Total Dry Cargo	3,491	4,764	3.52	54.0	57.5

Total Seaborne Trade	6,468	8,290	2.80	100.0	100.0

(1)	Compound annual growth rate.

Source: Drewry
          The trend toward the integration of world economies requiring increased imports and exports, outsourcing production to overseas locations away from consuming centers and the need to source scarce commodities from remote locations has supported the growth of demand for the seaborne transportation industry. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.
          Oil Tanker Demand
          Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported and is normally expressed on terms of ton miles, which is calculated by multiplying the volume of cargo carried on a route by the distance between the load and discharge ports. Demand for crude oil and refined petroleum products is in turn affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.
          As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. This downturn shows signs of being short-lived and the most recent data suggest that the world economy will return to positive growth in 2010, with China and India being the main engines of growth.
World GDP Growth: 2000 to 2010
(Percent change from previous period)

Source:	Drewry
          World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy. Provisional data for 2010 however suggests that demand has rebounded strongly in the first half of the year.

World Oil Consumption: 1990 — 2010
(Million Barrels Per Day)

(1)	Provisional assessment for 2010 based on consumption patterns in the first nine months of the year.

Source: Drewry
          In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports.
          World oil consumption in 2009 was 84.9 million barrels per day and has grown since 2000 at a CAGR of 1.2%. However, oil consumption in China over the same period grew by a CAGR of 6.4% to reach 8.4 million barrels per day in 2009.

World Oil Consumption by Region: 2000 — 2009
(Million Barrels Per Day)

											CAGR %
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09
North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.3	-0.33%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.5	-0.45%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	-1.22%

Total OECD(1)	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.7	45.5	-0.52%

China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.4	6.42%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.0	4.53%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	10.0	3.56%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.25%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	2.28%
FSU (2)	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	4.0	1.18%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.00%

Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.3	3.68%

World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.8	1.21%

(1)	Organisation for Economic Co-operation & Development; (2) Former Soviet Union

Source: Drewry — derived from industry sources
Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates.
Regional Oil Consumption Growth Rates: 2000 — 2009
(CAGR — Percent)
Source: Drewry

          Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.
          In recent years, Asia has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.
Oil Consumption Per Capita : 2009
(Tons per Capita)

Source: Drewry
          Global trends in crude oil production by main region in the period 2000 to 2010 are shown in the table below. Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

World Oil Production: 2000 to 2010
(Million Barrels Per Day)

(1)	Former Soviet Union.

(2)	Provisional assessment for 2010

Source: Drewry
          Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.
Oil Refinery Capacity
          Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue.
          The distribution of refinery throughput by region in the period 2000 to 2009 is shown in the following chart.

Oil Refinery Throughput By Region: 2000 — 2009
(Million Barrels Per Day)

Source: Drewry
Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.
          As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind. By contrast, refinery throughput in North America has actually declined in the last decade.

Oil Refinery Throughput By Region: Growth Rates 2000 — 2009
(CAGR — Percent)

Source: Drewry
          The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.
Oil Refinery Capacity By Region: Growth Rates 2000 — 2009
(CAGR — Percent)

Source: Drewry

          As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.
World Oil Trades
          The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.
          As a result of the increases in world oil consumption, oil production and refinery throughput, world oil trades have also grown. The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products between 2000 and 2009.
Seaborne Oil Trade Development: 2000 to 2009
(Million Tons)

Source: Drewry
          The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2009 is provisionally estimated at 2.2 billion tons, while refined petroleum products movements are provisionally estimated at 847 million tons.
          Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Oil Tanker Demand: 2000 to 2009
(Million Tons/Billion Ton Miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	CAGR % ‘00-’09
Seaborne Trade — Million Tons
Refined Products	602	608	618	623	686	745	779	823	854	847	3.9%
Crude Oil	2,079	2,017	1,997	2,111	2,241	2,253	2,289	2,262	2,232	2,210	0.7%

Total Seaborne Trade	2,681	2,625	2,615	2,734	2,927	2,998	3,068	3,085	3,086	3,057	1.5%

Demand — Billion Ton Miles
Refined Products	1,583	1,733	1,572	1,853	2,226	2,886	2,332	2,506	2,686	2,788	8.6%
Crude Oil	7,220	7,528	7,140	7,814	8,504	9,299	8,715	8,751	8,911	8,681	2.5%

Total Ton Mile Demand	8,803	9,261	8,712	9,667	10,730	12,185	11,047	11,257	11,597	11,469	3.8%

Source: Drewry
The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2009 ton mile demand in the tanker sector grew at a CAGR of 3.8%, whereas the overall increase in trade over the same period was 1.5%. As a result of changes in the pattern of trade the average haul length of crude oil trades has risen from a recent market low of 3,700 miles (loaded voyage only) in 2005 to 4,200 miles in 2009, equivalent to an increase of 14%.
Crude Oil — Average Voyage Lengths
(Nautical Miles)

Source: Drewry
One of the reasons for the increase in average voyage lengths is the growth in Chinese crude oil imports and in particular the fact that it is sourcing crude oil from long haul destinations such as West Africa and Brazil. As the following charts indicate Chinese crude oil imports almost tripled in the period 2000 to 2009 and in doing so had a very positive impact on demand for crude oil tankers, especially VLCCs.

Chinese Crude Oil Imports & Share of World Crude Oil Trades

Source: Drewry
Chinese Oil Imports by Source
(Million Tons)

Source: Drewry

Major Seaborne Crude Oil Trades

Source: Drewry
Major Seaborne Refined Products Trades
Principal Load/Discharge Zones

Depending on their size, oil tankers are deployed in different loading zones. An indication of the main loading zones and principal trading routes for VLCC’s is provided below.
Top 10 VLCC Spot Routes (1) : 2009

Load	Discharge	M Tons
Arabian Gulf	South East Asia	50.4
Arabian Gulf	South Korea	35.3
West Africa	USES	27.8
Arabian Gulf	Far East	26.1
Arabian Gulf	USES	20.8
Arabian Gulf	Indian Sub Cont	18.2
Caribbean	Singapore	15.7
West Africa	Indian Sub Cont	15.3
West Africa	South East Asia	9.9
Arabian Gulf	Japan	8.2
Others		76.4

Total		304.1

(1)	Based on reported spot fixtures and does not include all movements on these routes

Source: Drewry

Oil Tankers – Typical Deployment by Size Category

Refined Petroleum Products/Crude Oil
Area	Trade Route	Haul	Handy	Panamax	Aframax	Suezmax	VLCC
Inter-Regional	MEG(1) Far East	Long				X	X
	MEG North America						X
	MEG Europe(4)						X
	WA(2) North America				X	X	X
	WA – Far East						X
	MEG Europe					X
	WA Europe				X	X
	NS(3) North America				X
	MEG Pacific Rim				X	X
Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific	Medium	X	X	X	X
Local	Various	Short	X

(1)	MEG stands for Middle East Gulf

(2)	WA stands for West Africa

(3)	NS stands for North Sea

(4)	Long haul via Cape of Good Hope for VLCCs, medium haul since Suezmaxes may transit the Suez Canal fully laden
Source: Drewry
          Oil Tanker Supply
          The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type.
          The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range - Dwt
Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000 +
          In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

          VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.
          Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico and to the Caribbean; from the Middle East to Europe, within the North Sea, the Mediterranean and within Asia.
          Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.
          Panamax tankers, with an oil carrying capacity of 50,000 to 80,000 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.
          Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.
Oil Tanker Fleet
          The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order, also known as newbuildings, the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).
          As of October 31, 2010, the world fleet of oil tankers consisted of 3,081 vessels, totaling 377.7 million dwt in capacity. The following table presents the world oil tanker fleet by size.

Oil Tanker Fleet – October 31, 2010

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(number)	(million dwt )	(dwt)
VLCC	>200,000	550	17.8	164.7	43.6
Suezmax	120,000-199,000	410	13.3	62.7	16.6
Aframax	80,000-119,000	866	28.1	91.1	24.1
Panamax	50,000-79,999	460	14.9	31.7	8.4
Handymax/size	10,000-49,999	797	25.9	27.5	7.3

Total		3,081	100.0%	377.7	100.0%

Source: Drewry
          Between the end of 2000 and October 2010 the overall size of the tanker fleet grew by approximately 45%, with increases in fleet size taking place across all sectors, with the exception of the small ship category.
Oil Tanker Fleet Development: 2000 to October 2010
(Million Dwt)

(1)	October, 2010

Source: Drewry
Oil Tanker Orderbook
          As of October 31, 2010 the tanker orderbook amounted to 1,084 tanker of 135.1 million dwt, equivalent to 35.8% of the current fleet.
Oil Tanker Orderbook October 31, 2010

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(number)	(million dwt )	(dwt)
VLCC	>200,000	209	38.0	66.1	40.1
Suezmax	120,000-199,999	177	43.2	28.1	44.8
Aframax	80,000-119,999	179	20.7	19.6	21.5
Panamax	50,000-79,999	178	38.7	11.1	35.0
Handy	10,000-49,9999	341	42.8	10.2	37.0

Total		1,084	35.2%	135.1	35.8%

Source: Drewry
Oil Tanker New Orders/Orderbook as % of Fleet

Source: Drewry

Oil Tanker Orderbook by Scheduled Delivery Date: October 31, 2010
(‘000 Dwt)

Source: Drewry
Deliveries and Slippage
          Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2008 and 2009 slippage rates rose, as the high level of new ordering that occurred, across all market sectors meant that the commercial vessel orderbook reached its highest point in history in 2008. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries or yards which have little or no experience in building ships for international customers. Indeed, in some cases the orders were placed with new shipyards which were yet to be built. In the tanker sector as a whole, the evidence suggests that the slippage rate was approximately 22% in 2009, but for VLCCs it was slightly higher at 22%. Evidence also suggests that slippage rates may have increased further in 2010, as indicated by the figures below.
VLCCs - Actual — v – Scheduled Deliveries

		VLCC
		200k+
		No.	Dwt
2009	Actual Deliveries	53	16,345,480
	Scheduled OB Deliveries(1)	68	20,869,949
	Slippage (% of OB)	22%	22%
1Q-3Q10	Actual Deliveries	34	10,392,000
	Scheduled OB Deliveries(2)	49	14,758,400
	Slippage (% of OB)	31%	30%

(1)	Based on Orderbook as of January 2009 ; (2) Based on Orderbook as of January 2010 and maybe subject to revision

Source: Drewry

There are several reasons why slippage rates have increased in the tanker sector, namely;
•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards. Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009.

•	Financing is not in place for all of the tankers on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The current economic and financial crisis and the steep decline in shipping markets in 2009 may lead to further orderbook cancellations.
          If all the crude oil tankers = currently on order are delivered on time and on schedule, there will be a large influx of newbuildings in 2011 as the newbuilding delivery schedule indicates. However, it is unlikely that all the tankers currently on order will be delivered as scheduled for the reasons stated above, while further cancellations of existing orders cannot be ruled out.
Oil Tanker Orderbook by Location of Construction: October 31, 2010

Source: Drewry
Oil Tanker Deletions
As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate or prohibited to trade because of environmental laws, which effectively limit the trading life of single-hull tankers. Some countries have in fact talked of introducing age restrictions which would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation, which goes beyond the MARPOL protocols which are explained later.
          Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.
Oil Tanker Fleet Age Profile – October 31, 2010

Source: Drewry
Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but picked up in 2009 when the freight market was weak. This trend has continued in 2010 with demolition levels reaching just over 10.0 million dwt by October. Historically, scrap prices have averaged around $150 per ton, although in October 2010 they were in excess of $400 per ton at Indian breaking locations.

Oil Tanker Scrapping: 2000 – 2010(1)
(‘000 dwt)

(1)	January-October only

Source: Drewry.
Besides age, the removal of ships from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.
          Despite the legislative changes there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions. As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C), the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO’s Condition Assessment Scheme (“CAS”), provided that the operation does not go beyond the date on which the ship reaches 25 years after the date of its delivery.
          In addition, according to the revised Marpol (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)). Regulation 13G, single hull tankers should be phased out or converted to a double hull by the dates established by the revised regulation.
          However, the regulation allows the flag state of a given vessel to permit continued operation of category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the Condition Assessment Scheme. Nonetheless, the continued operation of single hulls must not go beyond the anniversary of the date of delivery of the ship in 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

The Charter Market
Types of Charter
Oil tankers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.
•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.
Freight Rates
          Worldscale is the tanker industry’s standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible.
          Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.
          TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

          Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.
          From 2005 to 2007 time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008 demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months.
Oil Tanker One Year Time Charter Rates: 2000 - 2010
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC
DWT	30,000	45,000	90-95,000	150,000	280,000

2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	9,700	10,800	17,400	22,500	31,500
October 2010	12,000	13,200	19,000	27,500	36,900

Source: Drewry
          In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.
          The following chart indicates the trend in VLCC TCE rates in the period 2000 to October 2010. During this period the average TCE rate on the AG-Japan route was just over $52,000 per day, with the market low and high being $6,700 and $212,400 per day respectively. In October 2010 the average TCE rate for a VLCC trading AG-Japan was tanker was $13,900 per day, while the one year time charter rate was $36,900 per day.

VLCC
Time Charter Equivalent Rates: 2000-2010(1)
(US$/Day)

(1)	Through October 2010 Based on AG-Japan Voyage

Source: Drewry
Newbuilding Prices
          Global shipbuilding is concentrated in Japan, South Korea and, more recently, China. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. These three countries collectively account for approximately 80% of the world’s newbuilding capacity. Vessels are constructed at shipyards of varying size and technical sophistication. Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated. As such, shipyards tend to extract the smallest margin for their construction. Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.
          Currently, it takes from 30 to 36 months from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from the shipyard. The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an instalment to the shipyard. The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is the result of the current shortage of newbuilding berths.
          Newbuilding prices as a whole rose steadily between 2004 and mid 2008 owing to high levels of new ordering, shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. However, prices weakened in 2009 in the wake of the downturn in new ordering as illustrated by the following chart. The lack of new orders makes it difficult to gauge current price levels exactly, but the most recent evidence suggests that newbuilding prices have stabilised and have risen by a small amount in 2010.

Oil Tanker Newbuilding Prices: 2000-2010(1)
(US$ Million)

(1)	Through October, 2010

Source: Drewry
Secondhand Prices
          Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel’s age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel. In addition values for younger vessels tend to fluctuate less on a percentage – not a nominal – basis than values for older vessels.
          This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase (or “S&P”) market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis
          With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand values for all tankers rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings.
          However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009. In 2010 however, there is evidence that secondhand values have stabilised.

          The chart below illustrates the movements of prices (expressed in millions of U.S. dollars) for second hand (5 year old) oil tankers between 2000 and October 2010.
Oil Tanker Secondhand Prices – 5 Year Old Vessels: 2000-2010(1)
(US$ Million)

(1)	Through October, 2010

Source: Drewry
          The relationship between newbuilding prices, freight rates and secondhand values for VLCCS in the period 2000 to October 2010 is shown in the chart below.

VLCC : Newbuilding, Secondhand Prices & One Year Time Charter Rates
2000-2010(1)
(US$ Million/$Per Day)

(1)	Through October, 2010

Source: Drewry
Product Tankers
Types of Vessel
          The oil tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. The world oil product tanker fleet is divided into four major types of vessel based on vessel size, which are as follows:
•	LR2 (long range 2 tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•	LR1 (long range 1 tankers), with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•	MR2 (medium range 2 tankers), with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt. MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•	MR1 (medium range 1 tankers), with an oil-carrying capacity of 10,000 to 29,999 dwt. MR1 tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.
          The principal trading routes where these vessels are deployed is shown in the table below.
Product Tankers – Typical Deployment By Size Category

		Voyage	Refined Petroleum Products
Area	Trade Route	Length	MR1	MR2	LR1	LR2
Inter-Regional	MEG(1) / Far East	Long			X	X
	MEG / North America				X	X
	MEG / Europe				X	X
	NS(2) / North America				X	X
	MEG / Pacific Rim				X	X
Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific	Medium	X	X	X
Local	Various	Short	X	X

(1)	Middle East Gulf.

(2)	North Sea.

Source: Drewry
          A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities. The following analysis however focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.
The Product Tanker Fleet
          The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).
The current product tanker fleet as of October 31, 2010 by the above definition comprises 1,079 ships of 51.5 million dwt.

World Product Tanker Fleet as of October 31, 2010

				Total	% of
	Size Range	Number	% of	Capacity	Fleet
Size Category	(Deadweight Tons)	of vessels	Fleet	(million dwt)	(dwt)
LR2	>80,000	110	10.2	11.6	22.4
LR1	50,000-79,999	252	23.4	17.2	33.0
MR2	30,000-49,999	468	43.4	19.3	37.2
MR1	10,000-29,999	249	23.1	3.6	7.0

Total		1,079	100.0	51.7	100.0

*	Excludes chemical tankers

Source: Drewry
          Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favor of the larger ships that are more suited to the long-haul routes. The development of the fleet between 2000 and October 2010 is shown in the table below.
World Product Tanker Fleet Development: 2000 to 2010(1)

	Total
End Period	No.	Size (‘000 Dwt)
2000	878	30,712
2001	866	30,587
2002	829	29,694
2003	785	28,803
2004	833	31,952
2005	882	35,260
2006	926	38,555
2007	976	42,429
2008	1,038	46,348
2009	1,115	51,765
2010(1)	1,079	51,669

(1)	Through October 31, 2010

Source: Drewry
          The average age of the ships in each major class are shown below, while the average age for the fleet as a whole is 9.9 years.

World Product Tanker Fleet: Average Age: October 31, 2010

		Average
Size	Deadweight	Age
Category	Tons	(Years)
LR2	>80,000	7.7
LR1	50,000-79,999	4.7
MR2	30,000-49,999	9.0
MR1	10,000-29,999	16.0
Fleet Average		9.9

Source:	Drewry
          The graph below illustrates the age profile of the world’s product tanker fleet as of October 31, 2010.
World Product Tanker Fleet: Age Profile, October 31, 2010

Left Hand Scale = Million Dwt; Right Hand Scale = No of Ships

Source:	Drewry
          Product Tanker Orderbook
          As of October 31, 2010, the product tanker orderbook amounted to 255 ships of 15.8 million dwt, equivalent to 30.6% of the current fleet. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from this table.

World Product Tanker Orderbook, October 31, 2010

				Total
	Deadweight	Number of		Capacity	% of Orderbook
Size Category	Tons	Vessels	% of Orderbook	(million dwt)	(dwt)
LR2	>80,000	47	18.4	5.3	33.5
LR1	50,000-79,999	88	34.5	6.0	38.0
MR2	30,000-49,999	95	37.2	4.1	26.0
MR1	10,000-29,999	25	9.8	0.4	2.5

Total		255	100.0	15.8	100.0

Source:	Drewry
World Product Tanker Orderbook Delivery Schedule, October 31, 2010

	2010		2011		2012		2013		2014		Total
		M		M		M		M		M		M
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	dwt
10,000-24,999	2	0.1	20	0.3	3	0.1					25	0.4
25,000-49,999	36	1.6	44	1.9	15	0.6					95	4.1
50,000-79,999	16	1.2	48	3.2	15	0.9	9	0.6			88	6.0
80,000+	18	1.9	21	2.4	2	0.2	6	0.7			47	5.3
Total	72	4.8	133	7.8	35	1.8	15	1.3			255	15.8

Source:	Drewry
Deliveries and Slippage
          Delays in deliveries are often referred to as slippage. Historically, slippage rates of delays in deliveries have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2008 and 2009 slippage rates rose, as the high level of new ordering that occurred, across all market sectors meant that the commercial vessel orderbook reached its highest point in history in 2008. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries or yards which have little or no experience in building ships for international customers. Indeed, in some cases the orders were placed with new shipyards which were yet to be built. In the tanker sector as a whole, the evidence suggests that the slippage rate was approximately 22% in 2009, but for product tankers it was higher at 35%. Preliminary evidence also suggests that slippage rates may have increased further in 2010, as indicated by the figures below.

Product Tankers: Actual — v — Scheduled Deliveries

					Products
		10-25k		25-50k		50-80k		80k+		Total
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt
2009	Actual Deliveries	19	302,708	45	1,998,245	39	2,597,955	18	1,993,781	121	6,892,689

	Scheduled OB Deliveries(1)	13	156,786	63	2,785,009	53	3,707,883	36	4,036,625	165	10,686,303
	Slippage (% of OB)	-46%	-93%	29%	28%	26%	30%	50%	51%	27%	35%
1Q-3Q10	Actual Deliveries	10	143,631	19	825,089	20	1,189,436	8	879,841	57	3,037,997

	Scheduled OB Deliveries(2)	14	170,545	39	1,725,998	30	2,008,810	19	2,140,014	102	6,045,367
	Slippage (% of OB)	29%	16%	51%	52%	33%	41%	58%	59%	44%	50%

(1)	Based on Orderbook as of January 2009; (2) Based on Orderbook as of January 2010 and maybe subject to revision
Vessel Prices
          Higher tanker freight rates during 2005 to 2007 stimulated significant new vessel ordering and similar conditions occurred in other shipping sectors, notably in the drybulk and container sectors. In addition, newbuilding demand was also strong for liquefied natural gas, or LNG, carriers and other specialized ship categories. As a result, the orderbook for all commercial cargo carrying vessels at the start of 2010 was at near record levels, although very few orders were placed in 2009 due to the weak state of most shipping markets.
          Newbuilding prices for all vessel types increased significantly during 2005 to 2008, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. However, in 2009, newbuilding prices weakened in the face of the downturn in the freight markets, although the lack of new orders makes it very difficult to gauge exact price levels. The trend in indicative newbuilding prices for a range of product tankers is shown in the following table and on an inflation adjusted basis in the accompanying chart.

Product Tanker(1)Newbuilding Prices: 2000 to 2010
(US$ Million — Period Averages)

	Size Category	MR1	MR2	LR1
Year	Dwt	30,000	50,000 (2)	75,000 (2)
2000		n/a	28.4	33.2
2001		n/a	29.8	35.8
2002		n/a	26.3	31.1
2003		26.3	28.3	32.3
2004		32.5	35.4	38.9
2005		36.9	41.8	43.6
2006		40.0	46.8	48.0
2007		41.9	49.5	56.0
2008		44.8	52.1	63.6
2009		34.8	40.3	47.5
2010 (3)		33.0	37.0	46.0

(1)	Coated tankers.

(2)	45,000-50,000 Dwt prior to 2008; 70,000-75,000 Dwt prior to 2008

(3)	October, 2010

Source: Drewry
Product Tanker Newbuilding Price: 2000 to 2010
(MR2 — 50,000 Dwt — US$ Million — Period Averages)

(1)	October, 2010

(2)	A GDP deflator figure for ‘Emerging and Developing Nations’ published in World Economic Outlook, has been used to derive inflation adjusted figures. The GDP deflator figure from the IMF is defined as the weighted average of CPI and house price indices.

Source: Drewry

Product Tanker Newbuilding Price: 2000 to 2010
(LR1 — 75,000 Dwt — US$ Million — Period Averages)

(1)	October, 2010

(2)	A GDP deflator figure for ‘Emerging and Developing Nations’ published in World Economic Outlook, has been used to derive inflation adjusted figures. The GDP deflator figure from the IMF is defined as the weighted average of CPI and house price indices.

Source: Drewry
          The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the secondhand vessel market. The chart illustrates the movements of prices (expressed in US$ million) for secondhand (five-year-old) oil tankers between 2000 and October 2010.
          With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand prices rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009.

Product Tanker (1) Secondhand Prices: 2000 to 2010
(US$ Million — Five-Year-Old Tankers — Period Averages)

Size Category	MR1(2)	MR2*	LR1*
Dwt	30,000[1]	45,000(3)	70,000 (4)
2000	16.9	22.0	30.1
2001	17.0	25.6	33.2
2002	15.5	21.8	26.5
2003	21.8	25.4	27.7
2004	29.9	34.8	36.3
2005	36.6	44.3	45.9
2006	37.6	47.1	47.9
2007	40.4	50.0	54.8
2008	42.5	51.0	58.0
2009	26.2	30.2	35.8
2010 (5)	23.5	26.0	39.5

(1)	Coated Tankers

(2)	35,000-40,000 dwt prior to 2007

(3)	45,000-50,000 dwt prior to 2007

(4)	70,000-75,000 dwt prior to 2007

(5)	October, 2010

Source: Drewry
Product Tanker Secondhand Price: 2000 to 2010
(MR2 45,000 Dwt — US$ Million — Period Averages)

(1)	October, 2010.

Source: Drewry

Product Tanker Secondhand Price: 2000 to 2010
(LR1 70,000 Dwt — US$ Million — Period Averages)

(1)	October, 2010.

Source: Drewry
Product Tanker Freight Market
Charter Rates
          Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market.
          Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates) are shown in the tables below and in the case of time charter rates in both nominal and inflation adjusted terms in the accompanying chart.

Product Tanker Spot Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

	Arabian Gulf - Japan		Caribbean -USES[1,2]		Mediterranean -NW Europe
Routes	(50,000-60,000 dwct*)		(35,000-40,000 dwct*)		(25,000-35,000 dwct*)
Dwt	WS3	($/day)TCE[4]	WS	($/day)TCE	WS	($/day)TCE
2000	237	24,390	276	14,415	234	10,750
2001	249	32,835	267	18,040	260	14,625
2002	152	16,515	182	10,100	185	8,610
2003	218	25,390	270	17,240	238	14,975
2004	251	31,800	337	24,000	304	14,800
2005	276	37,675	272	23,925	297	11,925
2006	214	26,525	233	21,575	259	7,600
2007	181	24,150	203	22,000	242	17,775
2008	250	34,600	234	23,400	287	21,325
2009	93	14,050	93	9,450	114	6,275
2010[5]	110	7,400	135	9,600

*	dwct refers to the cargo parcel size and in the case of a fully loaded ship is normally equivalent to approximately 97% of the vessel’s deadweight.

[1]	25,000-35,000 dwct prior to January 2005.

[2]	United States Eastern Seaboard.

[3]	Worldscale.

[4]	Time Charter Equivalent.

[5]	October, 2010.

Source: Drewry
Product Tanker One Year Time Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

	MR1	MR2	LR1
Size Category	30,000	45,000	75,000(1)
Dwt	(5-years old)	(5-years old)	(5-years old)
2000	12,454	13,958	17,284
2001	15,583	17,563	22,064
2002	11,417	13,288	16,677
2003	13,267	14,846	15,891
2004	15,629	19,029	24,485
2005	18,854	25,271	28,933
2006	21,417	26,792	29,100
2007	22,200	25,367	30,408
2008	21,438	23,092	28,525
2009	13,675	14,850	18,617
2010(2)	12,000	13,200	16,500

(1)	70-75,000 Dwt prior to 2007

(2)	October, 2010.

Source: Drewry

Product Tanker One Year Time Charter Rates: 2000 to 2010
(MR2 45,000 Dwt — US$/Day)

(1)	October, 2010.

Source: Drewry
Chemical Tankers
Introduction
          Liquid chemicals moved in bulk by chemical tankers can normally be classed under one of four main product groups: organic chemicals; inorganic chemicals; vegetable oils and animal fats; and other products.
          Organic chemicals, or petrochemicals, are characterized as being derived from petroleum products and are carbon-based. Six base chemicals provide the building blocks for almost the whole of the organics industry. These six chemicals are split into two groups:

(A) Olefins	(1) Ethylene
(2) Propylene
(3) Butadiene

(B) Aromatics	(4) Benzene
(5) Toluene
(6) Xylene
          Aromatics are produced in liquid form and are an important cargo group for chemical tankers. Olefins are in gaseous form and are transported in specialized gas carriers. Olefins require further processing before they are carried in chemical parcel tankers (i.e., in the form of “intermediates” like ethylene glycol, ethylene dichloride). Around 90% of these base chemicals are derived from oil fractions (products) and natural gas. The remaining 10% are produced from cellulose and coal. Nearly all other organic chemicals are produced from a combination of these six building blocks.

          Base chemicals derived from oil fractions and natural gas are produced in refineries through a process called “cracking”. This procedure splits the complex molecules of the oil fraction and natural gas “feedstocks” into the simpler molecules of the base chemicals.
          Any petroleum fraction can be used as a feedstock, but certain fractions — gasoline, kerosene, fuel oil — are in demand in their own right and are not widely used for chemical manufacture. Natural gas, liquid petroleum gas and naphtha are the most commonly used feedstocks.
          In addition, there is a wide range of chemicals that can be regarded as “intermediates”, in that they represent intermediary steps on the way to converting base chemicals into usable chemical products.
          Inorganic chemicals, as the name suggests, are the opposite of organic chemicals. In other words, they are chemicals of mineral origin, not necessarily having carbon structures. The main inorganics include phosphoric acid, sulphuric acid and caustic soda.
          Vegetable oils and animal fats include products such as palm oil and tallow. Historically, the average share of this category in the total chemical trades has been between 25-30% of total trade.
          Other products include items such as molasses and urea ammonium nitrate.
Chemical Tanker Demand
          Trade in bulk liquid cargoes carried by chemical tankers has grown at a steady pace since the early 1980s, driven largely by growth in organic or petrochemical movements, and lately by increases in vegetable oil trades. In the period 2000 to 2009 the average annual increase in chemical seaborne trade was 5.7%, taking total trade in all four main product groups to approximately 211 million tons.
Seaborne Chemical Trade: 2000 to 2009
(Million Tons)

Source: Drewry
          As with other commodities, geographic imbalances exist between the main areas of production and the main areas of consumption. The United States and Europe are both major exporters and importers of chemicals, while the Middle East is a major export zone and South East Asia/Far East (including China)

a major import zone. Chinese imports of chemicals have grown rapidly in the last decade as the following figures indicate.
Chinese Chemical Imports: 2000 to 2008
(‘000 Tons)

Source: Drewry
          In both Europe and South East Asia/Far East considerable intra-regional trade takes place, which provides employment for small chemical tankers. Major flows of bulk liquid also occur in the Atlantic – both east and west bound, from the U.S. to China and from the Middle East to markets in South-East Asia and the Far East. To meet the pattern of trade, many of the major chemical shipping companies offer “liner” type services, with ships sailing on pre-determined routes and at a stated frequency.
          The approximately 211 million tons of cargo movements in 2009 generated some 742 billion ton miles of employment for chemical tankers in 2009. Ton mile demand has grown at a slightly faster rate than total trade, due to an increase in average haul lengths.

Chemical Tanker Demand: 2000 to 2009

											CAGR %
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09
Total Trade — Million Tons
Organics	72.4	72.5	75.8	80.5	86.0	94.9	97.8	103.2	95.3	96.5	3.24%
Inorganics	23.0	23.4	26.5	27.3	29.7	31.9	32.8	35.3	37.8	38.3	5.83%
Veg & Animal Oils & Fats	34.2	37.6	41.0	42.2	46.1	50.7	56.8	58.7	57.9	59.3	6.31%
Other Products	14.8	15.2	15.3	15.6	15.7	16.0	16.3	16.3	16.6	16.6	1.28%

Total	144.4	148.7	158.6	165.6	177.5	193.5	203.7	213.5	207.6	210.7	4.29%

Demand — Billion Ton Miles
Organics	210.3	210.4	220.1	233.7	249.7	275.7	283.9	299.7	277.9	270.5	2.84%
Inorganics	58.6	59.7	67.7	69.7	75.8	81.3	83.6	89.9	119.7	121.2	8.41%
Veg & Animal Oils & Fats	158.7	174.2	190.3	195.5	213.6	235.0	263.3	272.3	266.3	273.0	6.21%
Other Products	69.1	70.3	71.1	72.1	73.0	74.4	75.5	75.4	76.7	76.9	1.20%

Total	496.7	514.6	549.2	571.0	612.1	666.4	706.3	737.3	740.6	741.6	4.55%

Source: Drewry
Chemical Tanker Supply
          The cargoes carried by chemical tankers are regulated under the International Bulk Chemical Code (IBC) chapters 17 and 18 and MARPOL Annex II.
          Within the overall chemical fleet there are four main categories of ship:
•	IMO II: A vessel with all its space IMO I and/or IMO II

•	IMO II/III: A vessel with a combination of IMO I/II and IMO III space

•	IMO III DH: A vessel with all IMO III space and with a double hull

•	IMO III Non DH: A vessel with all IMO III space and with no double hull
          A ship which is designated IMO II has the ability to carry liquid cargoes that are listed as Category II chemicals by the IMO. In general terms, Category II chemicals are more difficult to carry than Category III products. In this context, in January 2007, the IMO introduced changes to its cargo categories that necessitated greater use of the more sophisticated chemicals tankers, while at the same time preventing some of the lesser grade ships, particularly non-IMO vessels, from operating in chemical trades.
          There are very few cargoes requiring IMO I space and most of that space is actually used for IMO II cargo, hence the classification. Non-IMO ships are able to carry ethanol, which is becoming an increasingly important cargo due to the increase in biofuels business. However, almost all ethanol is carried in IMO-class ships for quality reasons, as ethanol is an ideal last or previous cargo for all the IMO-classed products.
          The above categories represent the fleet by widest possible definition and in doing so include product tankers that may not necessarily be trading in chemicals and related products. Product tankers are less sophisticated ships that are primarily designed to carry cargoes such as gasoline. Some of the ships in the product tanker fleet also possess the capability to transport what are known as “easy chemicals”. Hence these ships represent a swing element in supply as they move from chemical to product markets, depending on market conditions.

          However, the potential impact of such ships may be somewhat limited as most chemicals are moved in small lots which are not economical for larger ships to carry. Also, the types of chemicals that are actually listed in such ships’ certificate of fitness are usually also limited. For instance, although a pure IMO II chemical tanker appears to be able to carry all cargoes rated IMO II, in practice this depends on the actual coating, the cargo equipment of the ship and last cargo carried as well as the cargo lot such that in many cases, especially with the larger ships. By the same token, a ship rated IMO III may also not be able to carry the full range of IMO III cargoes and is restricted to only a few chemical types.
          Clean petroleum products (e.g., gasoline, gas oil, aviation fuel, including distillates) are mostly carried by non-IMO tankers (also termed as product tankers) in the clean petroleum tanker trade and are regulated under MARPOL Annex I.
          In general terms, the fleet has increased in size to reflect the underlying growth in vessel demand and in October 2010 consisted of 3,952 ships of 79.0 million dwt. The fleet has grown significantly in size in the last few years, although the changes in vessel classifications make it impossible to draw any comparisons over a long period of time.
The Chemical Tanker(1) Fleet, October 31, 2010

(Dwt)	No.	‘000 Dwt
1-4,999	732	2,268
5-9,999	878	6,407
10-19,999	998	15,019
20-29,999	156	3,976
30-39,999	436	15,838
40,000+	752	35,498

Total	3,952	79,007

(1)	Includes product/chemical tankers

Source: Drewry
          It should also be noted that some of the ships included in the table above are effectively product tankers and are therefore also included in the product tanker fleet shown previously. These ships cannot be isolated to one fleet or the other, as they move from sector to sector depending on market conditions.
          The supply of ships going forward will be influenced by the amount of tonnage that is on order. In October 2010, the chemical tanker orderbook (by wide definition) consisted of 502 ships of 12.4 million dwt, equivalent to 15.7% of the existing fleet. Most of the ships on order will be delivered to the fleet by the end of 2012.

The Chemical (1)Tanker Orderbook, 31 October, 2010
(‘000 dwt)

	2010		2011		2012		2013		2014		Total
Size Category		000		000		000		000		000		000
Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	% of Fleet
1-4,999	6	22	10	42	1	5	0	0	0	0	17	69	3.1
5-9,999	75	529	48	337	7	50	1	5	0	0	131	921	14.4
10-19,999	55	829	54	851	23	412	8	147	0	0	140	2,239	14.9
20-29,999	9	206	20	504	16	413	4	99	0	0	49	1,222	30.7
30-39,999	6	213	15	533	0	0	0	0	0	0	21	746	4.7
40,000+	34	1,768	78	3,901	32	1,548	0	0	0	0	144	7,217	20.3

Total	185	2,566	225	6,168	79	2,428	13	251	0	0	502	12,414	15.7

(1)	Includes product/chemical tankers

Source: Drewry
          While the orderbook is large in relation to the size of the existing fleet it is clear that with the general downturn in all shipping markets in the second half of 2008, the level of new ordering declined very quickly over a short space of time, to the extent that virtually no new orders were placed for chemical tankers in 2009, as the following chart indicates.
Chemical Tanker New Orders: October 2007-October 2010

Source: Drewry
          The other factor that will affect future supply is the level of vessel scrapping associated with ships reaching the end of their useful trading lives, or technical obsolescence brought about by legislative change. Typically, chemical tankers will trade for 25-30 years before being sent for demolition. As ships become older they normally become less efficient, while there is a tendency for repairs and maintenance expenditure to increase with vessel age. The age profile of the fleet as at October 31, 2010 is shown below.

Chemical Tanker Fleet Age Profile October 31, 2010

Source: Drewry
          The chemical fleet is comparatively young, but weak freight market conditions in 2008 and 2009 have prompted an increase in vessel scrapping as the following chart indicates.
Chemical Tanker Scrapping: 2000 to 2010
(‘000 dwt)

(1)	To October, 2010

Source: Drewry

Vessel Prices
          Due to the fact that it is a comparatively small fleet, the level of new ordering is such that any assessment of actual newbuilding prices must be viewed as indicative only. Furthermore, differences in the complexity of ships of the same size can lead to significant variations in price. Caveats aside, newbuilding prices for chemical tankers increased significantly in the period 2003 to 2008 due to a combination of shortage in berth space and raw material costs for shipyards, especially the price of steel. In 2009, the fact that few new orders were placed makes any assessment of price trends difficult, but based on the evidence from other sectors it is clear that prices have fallen in the face of weak demand.
          In 2010 there have been few reported newbuilding orders for chemical tanker and as there is currently no newbuilding market so to speak the 2010 assessed newbuilding price could have a plus or minus variance of 10% given criteria such as yard/country/stainless type/specifications. Therefore in 2010 if we take the IMO II 22-25,000 dwt vessel in the table below the representative newbuilding price could range from US$36 million to US$44 million.
Chemical Tanker IMO II Stainless Steel – Newbuilding Prices : 2000 to 2010
(Period Averages -US$ Million)

	Type	IMO 11	IMO 11	IMO 11
Year	Dwt	22-25,000	35-37,000	40-45,000
2000		36.0	57.6	62.0
2001		34.0	52.0	58.0
2002		32.0	50.0	54.0
2003		28.0	52.0	53.0
2004		31.2	55.0	60.0
2005		37.0	57.0	68.5
2006		42.8	62.8	79.0
2007		46.0	66.6	87.3
2008		52.0	69.9	93.5
2009		46.4	67.5	88.8
2010 (1)		40.0	60.0	85.0

(1)	October 2010

Source: Drewry

Chemical Tanker 22,000-25,000 Dwt IMO II Stainless Steel
Newbuilding Prices : 2000 to 2010
(Period Averages – US$ Million)

(1)	October, 2010.

Source: Drewry
     Sales activity in the secondhand market is quite sporadic, so any assessments on values are also indicative. The combination of a rising freight market and firmer newbuilding prices pushed up secondhand values for chemical tankers in the period 2003 to 2007. However, with the downturn in the freight market in 2008 and 2009 the value of secondhand vessels also declined.
Chemical Tanker IMO II – Secondhand Prices : 2000 to 2010
(10-Year-Old Vessels – Period Averages – US$ Million)

Year	Dwt	22-25,000	35-37,000	40-45,000
2000		16.9	29.8	31.0
2001		18.0	27.0	29.0
2002		17.8	26.0	28.0
2003		16.6	27.0	33.0
2004		20.0	29.0	35.0
2005		22.9	33.7	40.2
2006		26.3	38.8	45.9
2007		33.6	40.7	49.5
2008		36.9	44.5	53.2
2009		25.8	38.3	44.5
2010 (1)		22.5	35.0	40.0

(1)	October, 2010.

Source: Drewry

Chemical Tanker 22-25,000 Dwt IMO II
Secondhand Prices : 2000 to 2010
(10-Year-Old Vessels – Period Averages – US$ Million)

(1)	October, 2010.

Source: Drewry
The Freight Market
          Chemical tanker chartering arrangements are based on the established practice of the tanker market, with some variations. Hence cargoes are moved in tonnage working single voyage, or spot charters, time charters (including bareboat charters), consecutive voyages and contracts of affreightment (“COAs”). The general terms typically found in these types of contracts are the same as those describe above under “— Types of Charter”.
          Some 50% of all chemical movements are covered by COAs, while the spot market covers 35% to 40%. The remainder is made up by other charter arrangements and cargoes moved in tonnage controlled by exporters or importers. In the short sea chemical trades, contracts may cover periods up to one year, but in the deep sea trades a commitment for two/three years is not uncommon with commercial terms renewed each year. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, as fixing is often sporadic, or more often than not covered by contract business.
          For these reasons, the assessment of rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements. These routes in question represent a “benchmark or bell weather” indicator of the state of the market as a whole, and generally regarded as a very reliable guide to prevailing trends. The routes in question shown in this analysis are Transatlantic-Westbound (Rotterdam to Houston) and Transatlantic-Eastbound (Houston to Rotterdam).

Chemical Spot Rates – Transatlantic Eastbound: 2000 to 2010
($/Ton – Cargo Size)

(1)	Through October, 2010

Source: Drewry
          Although there are some differences by route, rates generally rose in the period 2000 to 2007, but thereafter have been adversely affected by the downturn in the global economy.
Chemical Spot Rates – Transatlantic Westbound: 2000 to 2010
($/Ton – Cargo Size)

(1)	Through October, 2010.

Source: Drewry

          The chemical tanker time charter market is fairly inactive, particularly in the stainless IMO II/III range, as these vessels are traditionally built by owners for their core fleet requirements which are dedicated to liner type trades. That being said, indicative rates do show a relationship to the spot market, and thus showed an upward trend from 2003 as market conditions improved, but with a steep decline in rates in 2009.
Chemical Tanker One Year Time Charter Rates: 2000 to 2010
(Period Averages – US$  per Day)

	Dwt	25,000	30,000	37,000
	Type	IMO II	IMO II	IMO II
Year	Age	0-10 yrs	0-10 yrs	0-10 yrs
2000		14,500	21,150	n/a
2001		16,117	22,567	n/a
2002		16,117	22,567	n/a
2003		15,553	21,834	n/a
2004		16,526	22,078	28,961
2005		19,472	25,332	33,022
2006		22,125	28,063	33,875
2007		23,000	31,875	37,250
2008		22,250	30,566	37,500
2009		16,725	24,500	29,000
2010 (1)		15,000	21,500	26,500

(1)	October, 2010.

Source: Drewry
Chemical Tanker 25,000 Dwt IMO II
One Year Time Charter Rates: 2000 to 2010
(Period Averages – US$  per Day)

(1)	October, 2010

Source: Drewry

Regulations
          Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.
          A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.
          National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products. Legislation and regulations, such as the United States Oil Pollution Act of 1990, or OPA 90, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction – first the “Erika” in 1999 and then the “Prestige” in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPA 90 requires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. The following table summarizes the features of selected regulations pertaining to the operations of tankers.
International Tanker Regulations

Regulation	Introduced	Features
OPA 90	1990	Single-hull ships banned by 2010 in the U.S.

		Double-sided and double-bottom ships banned by 2015.

IMO MARPOL Regulations 13G & 13H	Latest amendment in 2003	Newbuildings must be double-hull.

		Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.

		Single-hull ships over 15 years subject to Conditional Assessment Scheme.

		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.

EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance

Regulation	Introduced	Features
		methods or segregated ballast tanks.

		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.

EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned as of 2010.

		Single-hull tankers banned from carrying heavy oil grades by 2003.

MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers, or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

Source: Drewry
          The heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations.
          In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s. The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations. These included the Oil Pollution Act (OPA) protocols established by the International Maritime Organisation (IMO) and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.
          Besides the MARPOL regulations it is becoming increasingly clear that oil majors are reluctant to accept ships which are over 20 years of age. In addition, some countries have in fact talked of introducing age restrictions which would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation. However, the recent pollution problems in the US Gulf will only highten the awareness of governments around the world to the potential dangers of oil pollution from both drilling and production operations and transportation.
          Overall, the increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis. Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with high quality young tanker fleets and high quality operations.

BUSINESS

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide.

Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Self Assessment program, which is known as TMSA.

Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each of charter agreements for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil by multiple oil majors. Each technical manager is responsible for obtaining and maintaining the vetting approvals required to operate our vessels. The current technical managers of the VLCC vessels, affiliates of the Seller of such vessels, are technical ship management companies that have provided technical management to the acquired VLCC vessels prior to the consummation of the VLCC Acquisition, and such technical managers have been vetted and approved. These technical managers will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided solely by the Manager.

Competition

The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels.

Governmental and Other Regulations

Sources of Applicable Rules and Standards

Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), state and local governmental pollution control agencies and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to more stringent inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to and comply with stricter environmental standards and regulations. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International Environmental Regulations

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories: conventions regarding ship safety standards, and conventions regarding measures to prevent pollution.

Ship Safety Regulation

In the former category, the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. The shipowner or any other organization or person who has assumed responsibility for the vessel and has taken over all duties and responsibilities imposed by the ISM Code should, pursuant to the ISM Code as amended and in force from July 1, 2010, carry out internal safety audits on board and ashore at intervals not exceeding 12 months to verify whether safety and pollution-prevention activities comply with the safety management system. Noncompliance with the ISM Code and other IMO regulations may subject a shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security (ISPS) Code. Ships which comply with the ISPS Code will be issued with an International Ship Security Certificate (ISSC). If a ship does not have a valid ISSC that ship may be detained in port until it gets an ISSC. Alternatively, the port state may expel the ship from port, it may refuse the entry of the ship into port, and it may curtail the operations of the ship. In effect the measures which are in place have been designed in such a way to ensure that those ships which do not have ISSC certificates find themselves out of the market in the shortest possible time. We intend to maintain ISM certification and ISSC certification for safety and security of operations for our owned fleet.

Pollution Prevention from Ships

In the second main category of international regulation, pollution prevention, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the convention. These annexes regulate the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. These regulations are enforced by the member states. In complying with their more stringent standards, we anticipate incurring costs, which could be material.

Revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels will comply with Regulation 12A.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, referred to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any legally binding commitments. Instead, the participating countries developed an accord on a framework for negotiations in 2010 that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multinational bodies or individual countries may adopt their own climate change regulatory initiatives.

The IMO’s second study of greenhouse gas emissions from the global shipping fleet (2009) predicts that, in the absence of appropriate policies, greenhouse emissions from ships may increase by 150% to 200% by 2050 due to expected growth in international seaborne trade. The IMO recently announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures. In the event that no international agreement which includes international maritime emissions in its reduction targets through the IMO has been approved by the Member States or no such agreement through the UNFCCC has been approved by the European Union by 31 December 2011, the European Commission has indicated that it intends to make a proposal to include international maritime emissions according to “harmonised modalities” in the European Union reduction commitment, with the aim of the proposed legislation entering into force by 2013. In the United States, the federal EPA has issued a finding that greenhouse gases endanger public health and safety and is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Federal regulations relating to the control of greenhouse gas emissions from certain sources has been issued by the EPA, and the U.S. Congress has considered legislation to control greenhouse gas emissions. Any passage of legislation to limit greenhouse gas emissions or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Other International Regulations to Prevent Pollution

In addition to MARPOL other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of August 31, 2010, the BWM Convention had been adopted by 26 states representing approximately 24% of the gross tonnage of the world’s merchant shipping. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect on December 31, 2011, even if it were to be adopted earlier.

European Regulations

European regulations in the maritime sector are in general based on international law. However, since 1999, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the EU has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those associated with compliance with international rules and standards.

In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, the EU adopted in 2005, and amended in 2009, a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States Environmental Regulations and Laws Governing Civil Liability for Pollution

Environmental law in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the U.S. federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels will call.

U.S. federal law, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. As a result of the recent oil spill in the Gulf of Mexico, there have been proposals by U.S. legislators and the public to strengthen existing laws or enact new, stricter laws regarding oil spill liability, preparedness, and cleanup. All proposals are preliminary and we cannot predict at this time whether or to what extent any new or revised laws or regulations will require us to make significant financial expenditures or subject us to higher limits of liability. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the shipowner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to a vessel entering state waters.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of the OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to the OPA and its regulations, which came into effect on July 31, 2009, increased the liability limits for responsible parties for any vessel other than a tank vessel to $1,000 per gross ton or $854,400, whichever is greater. For tank vessels, the liability limit depends on the size and construction of the vessel, and can be up to $3,200 per gross ton or $23,496,000, whichever is greater. As noted above, these limits of liability may increase if the laws are revised due to the recent oil spill in the Gulf of Mexico.

These limits of liability do not apply if an incident is directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law can be unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of the OPA.

In addition, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability for remediation costs under CERCLA is limited to the greater of $300 per gross ton or $500,000 for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by willful negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5,000,000, whichever is greater.

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $3,200 per gross ton for oil cargo tank vessels, $2,000 per gross ton for tank vessels and $1,000 per gross ton for any other vessel, which includes the OPA limitation on liability and the CERCLA liability limit. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility or COFR. The increased amounts will become effective 90 days after the proposed regulations are finalized.

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We intend to comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning COFRs provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes COFRs. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.

The United States Clean Water Act, or the Clean Water Act, prohibits the discharge of pollutants in U.S. navigable waters and imposes strict liability for unauthorized discharges in the form of administrative or civil penalties or possible criminal liability. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, since February 2009, we have been required to comply with the terms of the EPA issued final vessel general permit, or VGP, that establishes effluent discharge limits for 26 specific vessel discharges. The permit includes state-specific conditions imposed by the individual states in certifying the permit. We are required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We are required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. Additionally, in August, the EPA announced a proposal to designate the entire California coastline a no-discharge zone under the Clean Water Act, essentially prohibiting vessels greater than 300 gross tons from discharging any sewage (even treated sewage) within 3 miles of the California coast.

To comply with this court mandate, the EPA issued a final vessel general permit, or VGP, that establishes effluent discharge limits for 26 specific vessel discharges. We will be required to comply with the terms of the permit, including the including the state-specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We would be required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.

Pursuant to the Federal Clean Air Act, or the CAA, the U.S. EPA has promulgated standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In April 2010, the U.S. EPA published its final rule regarding more stringent standards for emissions of sulfur oxides and nitrogen oxides and other related provisions for new Category 3 marine diesel engines on vessels flagged or registered in the United States. We may incur significant costs to comply with the new standards.

The U.S. EPA and the State of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On April 30, 2010, the EPA published its final regulatory rule regarding stricter NOx, hydrocarbon and carbon monoxide emissions limits for new Category 3 marine diesel engines installed on vessels flagged or registered in the U.S. The final rule became effective June 29, 2010. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels were required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. The United States and Canada jointly requested the IMO to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas (“ECA”) under the new Annex VI amendments.

The IMO adopted the U.S. and Canada ECA designation in March 2010 through an amendment to Annex VI of MARPOL. The United States has also recently applied to have the area surrounding Puerto Rico and the Virgin Islands designated an ECA. Accordingly, from the effective date in 2012 until 2015, vessels in ECAs cannot use fuel that exceeds 1.0% sulfur and beginning in 2015 cannot use fuel that exceeds 0.1 percent sulfur. In 2016, nitrogen oxide after-treatment requirements go into effect in ECAs. Compliance with these new requirements will cause us to incur further costs.

On February 4, 2009, the U.S. Coast Guard issued a policy letter outlining the steps it will take to enforce MARPOL Annex VI, or the Annex. In addition to reviewing the certificates, fuels sales records and logs that the Annex requires, the U.S. Coast Guard intends to conduct onboard inspections of relevant systems, as well as take fuel samples. California continues to enforce its more stringent low sulfur fuel requirements. These increased inspection and sampling requirements may add cost to the current compliance costs for the Annex.

In addition to the regulation of air emissions from ocean-going vessels described above, the last few years have seen an increase in miscellaneous air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of shoreside power for shipping fleets, banning incineration within local waters, requiring the use of low sulfur fuels, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the CAA. The EPA has designated greenhouse gas emissions as air pollutants subject to the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the United States, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board,

by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International Laws Governing Civil Liability to Pay Compensation or Damages

When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are particularly stringent.

When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention.

Outside the United States, national or other domestic laws of this kind generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

We may decide to acquire and operate one or more non-tank vessels, which in certain circumstances may be subject to national and international laws governing pollution. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunkers Convention entered into force on November 21, 2008, and as at August 31, 2010 is in effect in 54 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Inspection by Classification Societies

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Navios Acquisition believes that its insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Navios Acquisition has obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts ranging between $75,000 and $300,000, depending on the size of the tanker vessel. Navios Acquisition has also extended its war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident, including a piracy seizure.

Navios Acquisition has arranged, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Navios Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance. Navios Acquisition does not expect to maintain loss of hire insurance for certain of its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Navios Acquisition’s third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Navios Acquisition’s protection and indemnity insurance coverage for pollution is $1.0 billion in the aggregate per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $30.0 million is shared by the clubs under a pooling agreement. Every claim between $30.0 and $50.0 million is reinsured by the International Group’s captive insurance, Hydra. Any claim in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage for non-oil pollution claims. Claims which exceed this amount are pooled by way of “overspill” calls, except for liabilities in respect of passengers and crew, which is capped at $3.0 billion, with a lower limit of $2.0 billion for passengers.

As a member of a P&I Association, which is a member of the International Group, Navios Acquisition will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Navios Acquisition’s securities.

Facilities

We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Employees

We have four officers, three of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week but intend to devote approximately five to ten percent of their time per week to our affairs, which could increase significantly during periods of negotiation for business opportunities. The amount of time our officers will devote in any time period will vary based on the availability of suitable target businesses to investigate.

Administrative Services

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. See “Certain Relationship and Related Party Transactions—The Administrative Services Agreement.”

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees as of November 12, 2010.

Name	Age	Position

Angeliki Frangou	45	Chairman, Chief Executive Officer and Director
Ted C. Petrone	55	President and Director
Nikolaos Veraros	40	Director
John Koilalous	79	Director
Leonidas Korres	34	Chief Financial Officer
Brigitte Noury	63	Director
Anna Kalathakis	40	Director, Senior Vice President—Legal Risk Management
George Galatis	47	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our major stockholder, and, since August 2007, Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period from April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece.

Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our President and a member of our board of directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation (Navios Holdings’ predecessor entity) in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 33 years, 29 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros has been a member of our board of directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and where he also worked from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A, a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics and Business and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.

John Koilalous has been a member of our board of directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for some 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the managing director. He still remains active in an advisory capacity on matters of marine insurance claims.

Leonidas Korres has been our Chief Financial Officer since April 2010, and he previously served as our Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his Master’s degree in Finance from the University of London.

Brigitte Noury has been a member of our board of directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management—Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. She also served as Vice President—Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as financial controller at Banque Internationale pour l’Afrique Occidentale (further acquired by BNP Paribas). Ms. Noury received a Master of Economic Sciences degree and a Diploma in Business Administration from the University of Dijon.

Anna Kalathakis has been a member of our board of directors and Senior Vice President—Legal Risk Management since May 2010. Ms. Kalathakis has been Senior Vice President—Legal Risk Management of Navios Maritime Holdings Inc. since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club, where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings, etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

George Galatis has served as a member of our board of directors since July 2010. He is currently the Executive Vice President—Product Development at Demo Pharmaceutical Industry, having served as a Senior Vice President—Project Development since 1999. Mr Galatis has also served as a Technical Manager in Pharmaceutical Industry Projects at Telos Consulting Ltd of London from 1994 to 1999. Previously, Mr. Galatis has served as an Engineer, Technical Manager and Product Manager in various shipping companies in the United States and the United Kingdom. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in Mechanical Engineering and master’s degree in Robotics from the University of Newcastle upon Tyne.

Executive Compensation

Our independent directors are entitled to receive a fee of $50,000 in cash per year, and each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. All directors are fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

We did not pay compensation to officers and directors before completing the Product and Chemical Tanker Acquisition. However, upon consummating that transaction in May of 2010, our independent directors were entitled to receive the accrued annual fees from the date of appointment through the date of that transaction at a rate of $50,000 per year or an aggregate of $298,000.

Compensation paid by Navios Holdings to one of our officers in 2010, in the amount of $47,572, which was reimbursed by us in November 2010, is included in the amounts due to related parties. See “Certain Relationships and Related Party Transactions.”

Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous and Brigitte Noury, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2010 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2011 annual meeting.

Our board of directors has an audit committee and a nominating committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.

Our audit committee consists of Messrs. Veraros and Koilalous and Ms. Noury. Each member of our audit committee is independent as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act and is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee also selects our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

In addition, the audit committee reviews and approves all expense reimbursements made to our officers or directors. Any expense reimbursements payable to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Employees

Employees of certain Navios Holdings’ subsidiaries provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Acquisition does not employ additional staff.

Navios Acquisition crews its vessels primarily with Greek, German, Filipino and Indian officers and Croatian, Filipino, Indian and Ukrainian seamen. Navios Acquisition’s manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Acquisition as of November 12, 2010, based on 41,910,572 shares of common stock outstanding as of such date, by each of Navios Acquisition’s executive officers and directors and Navios Holdings. Unless otherwise indicated, Navios Acquisition believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount of Beneficial		Percentage of
Name and Address of Beneficial Owner (1)	Ownership		Common Stock

Navios Maritime Holdings Inc. (2)	26,007,551	(2)	62.1%
Angeliki Frangou (3)	1,902,628		4.5%
Leonidas Korres	—		—
Ted C. Petrone	*		*
Nikolaos Veraros	*		*
George Galatis	—		—
John Koilalous	*		*
Brigitte Noury	—		—
Anna Kalathakis	—		—
All of our officers and directors as a group (3)	1,995,273		4.8%

*	less than one (1%) percent.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Acquisition Corporation, 85 Akti Miaouli Street, Piraeus, Greece.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, George Malanga, John Stratakis, and Strathis Loizos. We have been informed by Navios Holdings that, other than Angeliki Frangou, the President, Chief Executive Officer and a director of Navios Holdings, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          On March 18, 2008, Navios Acquisition issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Holdings, for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consists of one share of common stock and one warrant.
          On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested upon our successful initial business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with an equal increase in our Additional Paid in Capital.
          On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders owned 6,325,000 Sponsor Units as of such date. As of September 30, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
          On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million. As of September 30, 2010, all of the 7,600,000 privately placed warrants had been exercised for cash into shares of common stock.

           Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our initial public offering. We fully repaid the loan in November 2008.

           On September 2, 2010, we announced the successful completion of our Warrant Exercise Program. Under the Warrant Exercise Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced terms through Friday, August 27, 2010. Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price. As a result of the successful completion of the Warrant Program, Navios Holdings and Angeliki Frangou exercised 13,835,000 of the Private Warrants. In addition, the remaining 90,000 Private Warrants have also been exercised, 75,000 of which were exercised on a cashless basis. As a result, the following corporate actions were completed: (i) $90,118 of gross cash proceeds were raised from the exercise of the Public Warrants; (ii) $78,252,500 of gross cash proceeds were raised from the exercise of the Private Warrants; and (iii) 18,412,053 new shares of common stock were issued. As of November 9, 2010, Navios Acquisition had outstanding 41,910,572 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock issued as a consultancy fee in connection with the VLCC transaction, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two new build LRI product tankers and 6,037,994 Public Warrants.
          Through May 28, 2010, we agreed to pay Navios Holdings $10,000 per month for office space, as well as certain office and secretarial services. After May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. As of September 30, 2010 and December 31, 2009, we accrued $0.2 million and under $0.1 million, respectively, for administrative services rendered by Navios Holdings. These amounts are included under “Due to Related Parties” in our balance sheet.
          On January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President — Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was paid by Navios Holdings. Compensation was reimbursed in November 2010 in the amount of $47,572 is included in “Due to related parties”.
          For additional information on executive and board compensation See — “Management — Executive Compensation” in this report.

The Navios Holdings Credit Facility
          In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. As of September 30, 2010, the outstanding amount under this facility was $40.0 million.
          Following the issuance of the Ship Mortgage Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.
Management Fees & Management Agreements

           We have entered into a five-year Management Agreement dated May 28, 2010, as amended on September 10, 2010 (the “Management Agreement”), with a subsidiary of Navios Holdings, pursuant to which such subsidiary (the “Manager”) will provide certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

           The commercial and technical management services will include:

•	The Commercial and Technical Management of Vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts for the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	Vessel Maintenance and Crewing: including the supervision of the maintenance and general efficiency of vessels and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	Purchasing and Insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

           The initial term of the Management Agreement will expire on May 28, 2015. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product and $10,000 per owned VLCC tanker vessel for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000, $7,000 and $10,000 fixed fees were determined. Drydocking expenses for our MR2 and LR1 vessels have been fixed under this agreement for up to $300,000 per vessel during the first two years of the Management Agreement.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120-days notice if there is a change of control of the Manager or by the Manager upon 120-days notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365-day’s notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilders or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions that may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however, that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager. Total management fees for each of the nine month periods ended September 30, 2010 and 2009 amounted to $2.5 million and below $0.1 million respectively.

The Administrative Services Agreement

We have entered into an Administrative Services Agreement, expiring May 28, 2015, with Navios Shipmanagement Inc. (“NSM”), pursuant to which NSM will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days notice if there is a change of control of NSM or by NSM upon 120-days notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by NSM upon 120-days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the Administrative Services Agreement may be terminated by us or by NSM upon 365-days notice for any reason other than those described above.

The administrative services will include, among other things:

•	Bookkeeping, Audit and Accounting Services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	Legal and Insurance Services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	Administrative and Clerical Services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	Banking and Financial Services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	Advisory Services: assistance in complying with United States and other relevant securities laws; and

•	Client and Investor Relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations.

We will reimburse NSM for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after NSM submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify NSM and its employees against all actions which may be brought against them due to the Administrative Services Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

Omnibus Agreement

We have entered into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners. The following discussion describes certain provisions of the Acquisition Omnibus Agreement.

Noncompetition

Navios Holdings and Navios Partners agree not to acquire, charter-in or own Liquid Shipment Vessels (as hereinafter defined). For purposes of the Acquisition Omnibus Agreement, “Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America. This restriction will not prevent Navios Holdings or any of its controlled affiliates or Navios Partners (other than us and our subsidiaries) from:

(1)	acquiring a Liquid Shipment Vessel(s) from us for fair market value;

(2)	acquiring a Liquid Shipment Vessel(s) as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to us separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if we wish to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(3)	acquiring a non-controlling interest in any company, business or pool of assets;

(4)	acquiring or owning a Liquid Shipment Vessel(s) and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(5)	acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to us described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6)	providing ship management services relating to any vessel whatsoever, including to a Liquid Shipment Vessel(s) owned by the controlled affiliates of Navios Holdings; or

(7)	acquiring or owning a Liquid Shipment Vessel(s) if we have previously advised Navios Holdings or Navios Partners, as the case may be, that we consent to such acquisition, or if we have been offered the opportunity to purchase such vessel pursuant to the Acquisition Omnibus Agreement and failed to do so.

If Navios Holdings or Navios Partners, as the case may be, or any of their respective controlled affiliates (other than us or our subsidiaries) acquires or owns a Liquid Shipment Vessel(s) pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the Acquisition Omnibus Agreement we have agreed, and will cause our subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:

(1)	prevent us or any of our subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2)	prevent us or any of our subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3)	prevent us or any of our subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners have previously advised us that it consents to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.

If we or any of our subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Rights of First Offer

Under the Acquisition Omnibus Agreement, we and our subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of our Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Liquid Shipment Vessel(s) with a non-affiliated third party or any Drybulk Carrier(s) and related charter, we, Navios Holdings, or Navios Partners, as the case may be, will deliver a written notice to the other parties setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we, Navios Holdings or Navios Partners, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Holdings or Navios Partners, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of Navios Partners, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to Navios Partners, but shall remain binding on us and Navios Holdings. Upon a change of control of Navios Holdings, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement shall terminate; provided, however, that in no event shall the noncompetition and the rights of first refusal terminate upon a change of control of Navios Holdings prior to the fourth anniversary of the Acquisition Omnibus Agreement. Upon a change of control of us, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to all parties of the Acquisition Omnibus Agreement.

EXPERTS

The section in this Report entitled “The International Oil Tanker Shipping Industry” and the statistical and graphical information contained therein and in any other instance where Drewry Shipping Consultants Ltd. has been identified as the source of information included in this Report have been reviewed by Drewry, which has confirmed to us that they accurately describe the international oil tanker shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 15, 2010